Exhibit 99.5

LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616
www.linuxgoldcorp.com

Linux Gold Corp.
(the “Company”)
N E W S   R E L E A S E

LINUX GOLD CONTINUES EXPLORATION ON PEOPLES REPUBLIC OF CHINA
GOLD PROPERTY IN HEBEI PROVINCE

For Immediate Release: May 25, 2004, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB & GISBeX) wishes to announce that exploration has continued on four high-grade gold zones to identify drill targets. Dr. Jim Yin, our consultant for the property, recommends developing economic reserves to feed the 50 ton per day mill, which is located on the 100 square mile property in Hebei Province. The average grade from 15 samples on the Ge Di Gou mine was 23.36 grams gold per ton, the Lan Ying mine had one sample that averaged 11.75 ounces of gold per ton, and the Tuo Dao Gou mine from 18 samples assayed an average of 11.58 gram per ton gold. Gold assays from the last exploration property can be reviewed on our April 20, 2004 news release on our web site at www.linuxgoldcorp.com.

Linux Gold can earn a 100% interest in the private company, which has a certificate of approval for the establishment of enterprises with foreign investment in Peoples Republic of China and entered into a co-operative joint venture with China Hebei Province Fenging Automatism Bo Luo Nuo Gold Mine Company. The private company has a mining license that was issued on October 16, 2000 on one of the gold zones called the Wang Yuan Gold Mine. This zone will be one of the main drilling targets to develop reserves to feed the 50 ton per day mill.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, Peoples Republic of China.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area located in British Columbia, Canada near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson	Contact:	Investor Relations
President	Tel:	877-549-GOLD (4653)
604-681-2992
1070 – 777 Hornby Street
Vancouver, BC V6Z 1S4

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.